1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2008

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date August 7, 2008	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

FURTHER ANNOUNCEMENT IN RELATION TO THE APPOINTMENT OF AN

INDEPENDENT NON-EXECUTIVE DIRECTOR

This announcement is made in order to clarify and supplement certain information in relation to the appointment of an independent non-executive Director disclosed in the Circular.

Reference is made to the circular of Yanzhou Coal Mining Company Limited (the “ Company”) dated 9 May 2008 (the “Circular”) in relation to, among other matters, the appointment of Mr. Li Weian as an independent non-executive director of the fourth session of the board of directors of the Company (the “Board”) .

The Board has come to notice that due to an inadvertent oversight, certain information in relation to the past directorship held by Mr. Li Weian was omitted in the Circular.

The Company now wishes to provide supplementary information in relation to the past directorship held by Mr. Li, details of which are set out as follows:

From 15 April 2004 to 22 May 2008, Mr. Li served as an independent non-executive director of Sinocom Software Group Limited, the shares of which are listed on the Main Board of The Stock Exchange of Hong Kong Limited.

Save as disclosed above and in the Circular, there is no other information which is discloseable pursuant to any of the requirements set out in Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited nor are there any other matters that need to be brought to the attention of the shareholders of the Company in relation to the appointment of Mr. Li Weian as an independent non-executive Director of the Company.

By order of the Board of Directors of

Yanzhou Coal Mining Company Limited

Wang Xin

Chairman of the Board

Zoucheng, Shandong Province,

PRC, 7 August 2008

As at the date of this announcement, the Directors are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

ABOUT THE COMPANY

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310